Exhibit 99.1

Youxin Technology Ltd Announces Pricing of $6.0 Million Underwritten Public Offering

GUANGZHOU, CHINA, SEPTEMBER 5, 2025 (GLOBE NEWSWIRE) — Youxin Technology Ltd (NASDAQ: YAAS) (the “Company”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced the pricing of a firm commitment underwritten public offering with gross proceeds to the Company expected to be approximately $6.0 million, before deducting underwriting fees and other offering expenses payable by the Company.

The offering consists of 21,428,571 Common Units (or Pre-Funded Units), each consisting of (i) one (1) Ordinary Share or one (1) Pre-Funded Warrant, (ii) one (1) Series A Registered Common Warrant to purchase one (1) Ordinary Share per warrant at an exercise price of $0.28 and (iii) one (1) Series B Registered Common Warrant to purchase such number of Ordinary Shares as set forth in the Series B Warrant at an initial exercise price of $0.00001. The public offering price per Common Unit is $0.28 (or $0.27999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $0.28 per Ordinary Share. The Series A Common Warrants are exercisable immediately and expire 60 months after the initial issuance date. The exercise price and number of securities issuable under the Series A Common Warrant is subject to an initial adjustment ten (10) trading days after the closing date and subject to additional adjustments to the exercise price and floor price every six months thereafter as described in more detail in the report on Form 6-K filed in connection with the offering. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The Series B Common Warrants are exercisable immediately and may be exercised at any time until exercised in full. The number of securities issuable under the Series B Common Warrant is subject to adjustment ten (10) trading days after the closing date as described in more detail in the report on Form 6-K filed in connection with the offering.

Solely to cover over-allotments, if any, the Company has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase additional Ordinary Shares and/or Investor Warrants of (i) up to 15.0% of the number of Ordinary Shares sold in the offering, (ii) up to 15.0% of the number of Series A Common Warrants sold in the offering and (iii) up to 15.0% of the number of Series B Common Warrants sold in the offering. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Common Unit (less $0.00001 allocated to each full warrant), less the underwriting discount. The purchase price to be paid per additional Investor Warrant will be $0.00001.

The transaction is expected to close on or about September 8, 2025, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. is acting as the sole book-running manager for the offering. Kaufman & Canoles P.C. is acting as U.S. counsel to the Company. Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to Aegis Capital Corp.

A registration statement on Form F-1 (No. 333-289453) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective by the SEC on September 4, 2025. The offering is being made only by means of a prospectus. A final prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the preliminary prospectus and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus, which provides more information about the Company and such offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com